NORSAT APPOINTS NEW GENERAL MANAGER OF SINCLAIR DIVISION

Vancouver, British Columbia – February 2, 2012 -- Norsat International Inc. (“Norsat" or the “Company”) (TSX: NII and OTC BB: NSATF), a leading provider of communications solutions, today announced the appointment of Mr. Ivan Gissing as General Manager of its Sinclair Division effective February 6, 2012. To ensure an orderly transition, Mr. Calven Iwata, who currently leads the Sinclair Division, will work closely with Mr. Gissing and leave the company by March 15, 2012 to pursue other opportunities.

Mr. Gissing brings more than 20 years general management experience in the technology manufacturing industry to Norsat. Most recently, he held the position of General Manager at Stored Energy Solutions, a manufacturer of high integrity battery systems for mission critical applications. Previously, he worked with Sterling Batteries and Varta Batteries. During the past two decades, Mr. Gissing has gained leadership experience in several key areas of the technology business, including product design and development, and manufacturing. He also played a critical role in market development, successfully driving market penetration and new sales with major utilities and commercial end users such as ABB, AT&T, Amazon, Denver International Airport, Digital Realty Trust, Hewlett Packard, Manitoba Hydro, Microsoft, NB Power, and Washington Mutual Bank. Mr. Gissing holds a B.Sc. in Electrical Engineering from Queens University and is a licensed Professional Engineer in Ontario.

“We are pleased to welcome Ivan to our senior management team,” said Dr. Amiee Chan, President and CEO of Norsat. “He brings extensive general management experience to our company, as well as a proven record of entrepreneurship and business development. Accordingly, we are confident that Ivan will be instrumental in helping identify and realize new revenue opportunities for Norsat. I’d also like to thank Calven for his many years of leadership and commitment to Sinclair. We wish him well in all his future endeavours.”

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions and remote network solutions.  Norsat also provides engineering consulting to meet customers’ specific needs.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2808.

###

For further information, contact:

Dr. Amiee Chan

Mr. Arthur Chin

President & CEO

Chief Financial Officer

Tel: 604 821-2808

Tel: 604 821-2809

Email: achan@norsat.com

Email: achin@norsat.com